FORM 10

                       Amendment No. 1 to Form 10

      GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12 (b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               LOTUS PACIFIC, INC.
             (Exact name of registrant as specified in its charter)

                                   Delaware
                          (State of Incorporation)

                                   52-1947160
                     (I.R.S. Employer Identification Number)

             200 Centennial Avenue, Suite 201, Piscataway, NJ 08854
                    (Address of Principal Executive Offices)

                              (732) 885-1750
              (Registrant's Telephone Number, Including Area Code)


     Securities to be Registered Pursuant to Section 12(b) of the Act:

                    Title of each class to be registered
                                     NONE

            Name of each exchange on each class is to be registered
                                 NOT APPLICABLE

         Securities to be Registered Pursuant to Section 12(g)(1) of the Act:
                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                                 (Title of Class)




                                LOTUS PACIFIC, INC.

                                      FORM 10


                                        INDEX


     1.  Business
     2.  Financial Information
     3.  Properties
     4.  Security Ownership of Certain Beneficial Owners and Management
     5.  Directors and Executive Officers
     6.  Executive Compensation
     7.  Certain Relationships and Related Transactions
     8.  Legal Proceedings
     9. Market Price of and Dividends on the Registrant's Common Equity Related Stockholder Matters
     10. Recent Sales of Unregistered Securities
     11. Description of Registrant's Securities to be Registered
     12. Indemnification of Directors and Officers
     13. Financial Statements and Supplementary Data
     14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
     15. Financial Statements and Exhibits
     16. Signatures






ITEM 1.    BUSINESS

GENERAL

   Lotus Pacific, Inc. (the "Company" or "Registrant") is a holding company for Regent Electronics Corp. ("Regent"). The Company's Common Stock is currently traded on OTC Bulletin Board under the symbol "LPFC".

   The Company, through its subsidiary Regent, designs, engineers, develops, provides and markets Internet related electronics products and services to electronics manufactures, commercial cable TV networks, and general individual customers. Regent generates its revenues through a combination of direct sales, under resale agreement, and distribution channels. Regent also generates its income from granting its technology or licenses to electronic manufacturers and commercial cable TV networks.

   The Company owns 87.3% of Regent's equity interest. The remaining 12.7% of Regent's equity is owned by Rightiming Electronics Corp.(7.27%), and Hambrecht & Quist Asia Pacific Ltd. and its affiliate Asia Pacific Growth Fund II, L.P. (5.45%).

   The Company's distribution channels mainly consist of local cable TV stations in Shanghai, which have more than 2 million subscribers. These subscribers can be referred from the TV stations to purchase the Company's products. Although the Company considers entering retail channels in the future, all of the Company's sales to date are wholesales.

   Two Company's products, TeleWeb broadcasting systems and WonderTVs, are primarily marketed to electronics manufactures and commercial cable TV networks. In order to produce the Company's products, the manufactures must obtain the dedicated chipsets and the accompanying software. There are two revenue sources for the Company: (1) resale of its dedicated chipsets; and
(2) collecting loyalty fee from licensing out its software.

   Utilizing its Internet R&D capabilities and its TeleWeb system, the Company has started on-line service business that (a) provide retail services over the Internet to Chinese customers for purchasing a variety of merchandises, and (b) offer information and electronic commerce services.
The information and services provided by the Company includes breaking financial news, real-time stock quotes, corporate information as well as consumer entertainment information. The information may be derived either directly from the Internet or from the Company's own sources, which are collected by the Company from individuals, companies, communities, or other organizations who intend to broadcast their information via TeleWeb system. The Company's electronic commerce services consist of advertising sales and initiating business transactions over the Internet, such as home shopping, online stock trading and online utility bill payments.

   The Company was incorporated under the laws of the State of Delaware on June 25, 1985, as Quatech, Inc. to raise capital and investigate and acquire any suitable asset, property or pursue other business opportunities. In April 1987, the Company completed a public offering of securities registered on Form 3-18 with the Securities and Exchange Commission. In June 1993, the Company disposed of all of its interests in other entities and ceased to have any business operations.

   In September 1994, the Company was reorganized and changed its name to Lotus Pacific, Inc. In January 1997, the Company's majority ownership was changed. After new directors and executive officers were elected, the Company set up two wholly owned subsidiaries, Regent Electronics Corp., registered in the State of Delaware and Richtime Far East Ltd. in Hong Kong.

   In June 1997, the Company, through its subsidiary Regent Electronics Corp., acquired Amiga-based multimedia technology and its related assets and rights from Rightiming Electronics Corp. for an aggregate consideration of US $5 million plus 8 million shares of common stock of Regent Electronics Corp. The acquired assets included all Amiga-Commodore's patents, licenses, trademarks, and copyrights to be registered and used in China, Taiwan, Hong Kong, Macao, and the bordering countries between China and the former Soviet Union. Over the past years Regent developed a series of multimedia and multi-functional TV based set-top Internet access devices, including the TeleWeb Broadcasting System, WonderTV A6000, A6060, A8000, and A9000.

   In March 1997, Richtime Far East Ltd., a subsidiary of the Company, started its garment and textile import-export operation in Hong Kong. The Company received customer orders from Europe and North America, and then contracted with garment or textile manufacturers, mainly in China, to fulfill those orders. The finished goods were then shipped overseas. In February 1998, a new wholly owned subsidiary LPF International Corp.(" LPF") was set up by the Company. LPF is incorporated in the State of Delaware and operated in New York, NY. The purpose of LPF was to expand the Company's existing textile and apparel business worldwide and place more emphasis on fashion design. Richtime Far East Ltd. was then merged into LPF to be an indirect subsidiary of the Company.

   In order to concentrate on its Internet related electronics products and services, the Company entered into a Stock Purchase Agreement on September 30, 1998 with Clarinet Overseas Ltd. Under the Agreement, the Company sold all of its ownership in LPF and Richtime, including all assets and liabilities, to Clarinet Overseas Ltd. for an aggregation consideration of $2,500,000 in cash.

   Since June 1997, the Company has invested significant resources in research, product development, and engineering activities for its Internet broadcasting system and its WonderTV series of set-top box and other related products. As a result of these R&D activities and the low volume of sales during the initial commercialization of its products, the Company incurred net operating losses during the fiscal year ended June 30, 1998. The Company anticipates that it will continue to make significant expenditures for product development and marketing of its Internet-related electronics products and services in the foreseeable future.

THE COMPANY'S PRIMARY PRODUCTS AND SERVICES

   The Company has primarily positioned itself as a researcher and developer of cable TV-based Internet access related consumer electronics products, including hardware and software. The Company then licenses its technologies to electronics manufacturers, commercial cable TV networks or contracts to manufacturers for production. While the Company does not maintain manufacturing facilities, it has arrangements with several manufacturers in Taiwan and China for the purpose of production. In order to maximize the Company's benefit, the Company does not fix itself with only one or two manufacturers. Instead, based on production quality, cost, and other factors, the Company chooses different manufacturers from time to time.

TELEWEB SYSTEM AND WONDER-TVS

   The Company's products include the TeleWeb System and WonderTV series products. The TeleWeb system is a WWW broadcasting system that sends the Internet contents and selected commercial information through existing cable TV networks subscribers.

   Based on the technology of the TeleWeb system, the Company has developed WonderTV series products: WonderTV A6000, A6060, A8000, and A9000, which sell at the price range of approximately $250 (without hard disk) to $400 (with hard disk). The Teleweb Broadcasting Systems sell at approximately about $12,000.

   Using the Company's TeleWeb system and its WonderTV terminals, subscribers can download desirable information to the hard disk of WonderTV according to the monitored data attributes of the user selection. Information is updated in real time and can be stored on the hard disk for later use. The Company offers a variety of related services, such as pay-per-view, real time stock trading, on-line shopping and commercial advertisement.

ONLINE SERVICES

   Utilizing its Internet R&D capabilities and TeleWeb System, the Company launched a project to: (1) provide online merchandise retail services over the Internet to Chinese customers with a variety of merchandises, and (2) offer information and electronic commerce services. The information and services provided by the Company includes breaking financial news, real-time stock quotes, corporate information as well as consumer entertainment information. The information may be derived either directly from the Internet or from the Company's own sources, which are collected by the Company from individuals, companies, communities, or other organizations who intend to broadcast their information via TeleWeb system. The Company's electronic commerce services consist of advertising sales and initiating business transactions over the Internet, such as home shopping, online stock trading and online utility bill payments. The Company also broadcasts its own home shopping service via the Teleweb system.

   The Company believes that its targeted market of consumers represents an attractive and rapidly growing segment of the Web commerce industry. The service charge for an individual subscriber will be determined by negotiations with different TV stations. Usually the monthly charge for an individual subscriber is under $30.

PATENTS, TRADEMARKS AND LICENSES

   The Company is pursuing patent applications in certain foreign countries. There can be no assurance that any of the Company's currently pending patent applications or future applications will be granted in full or in part or that claims allowed will be sufficiently broad to protect the Company's technology. The Company currently holds all right, title, and interest in and to the trademarks, copyrights, patent license of Amiga-Commodore for registration and use in the People's Republic of China, Taiwan, Hong Kong, Macao and the Asian bordering countries between the People's Republic of China and the former Soviet Union.

COMPETITION

   As the Company enters the market for Internet related products, it expects to experience significant competition from both existing competitors and additional companies that may enter this market. Some of these companies have greater technical, marketing, manufacturing, and financial resources than the Company.

   To address the competitive nature of the business, the Company is constantly seeking innovation to maintain its competitive edge. This includes using newly developed technology to periodically upgrade its electronic products always with new features accustomed to local users.

   The markets for the Company's products are highly competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry standards, and competitive price pressures. The Company will continue to develop and market appropriate products to remain competitive. The Company believes that one of the factors in its competitive success is its continued commitment of resources to research and development.

SIGNIFICANT CUSTOMERS

   For the year ended June 30, 1998, the Company had three customers with billings in excess of 10% of the Company's total revenues. Of the total revenue, Shanghai Hong Sheng Development Corp. accounted for $4,840,000 (38.7%), Full Chance China Ltd. $2,749,000 (21.4%), D&T Corp., and
$1,815,000 (14.2%).

   Although the Company believes that its relations with those three customers are good, the Company does not have written agreements with any of its customers that require the purchase of any minimum quantities of products and, therefore, such customers could reduce or curtail their purchases at any time. As a result, a substantial reduction in orders from existing customers would have a material adverse effect on the Company unless the Company is able to attract orders from new customers, of which there can be no assurance.


EMPLOYEES

   As of June 30, 1998, the Company had 47 full-time employees. The Company also employs independent contractors and other temporary employees in its software development department. None of the Company's employees is represented by a labor union. The Company considers relations with its employee to be excellent.


ITEM 2.      FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheet Data" are derived from the consolidated financial statements of the Company and its subsidiaries, which financial statements have been audited by Schiffman Hughes Brown (fiscal 1998, 1997 and 1996), the Company's independent public accountants, to the extent indicated in their report included elsewhere herein.

   The selected consolidated financial data set forth below is qualified in its entirely by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements, the Notes thereto and the other financial information included elsewhere in this report.



               Selected Consolidated Financial Data
               (in thousands, except per share data)

                                   Fiscal Years Ended June 30

                                  1998        1997         1996

Consolidated Statement
of Operations Data:

 Revenues ..................    12,833         410           40
 Cost of Sales .............     7,989

 Operating Expenses
  General and administrative expenses
                                  2,827         221          18
  Research and Development ..     4,372         104
                                  7,199         325

 Income tax benefit (expenses)       81       (124)

 Minority interest in loss of
  Consolidated subsidiary ......    218          82

 Operating income (loss) ....... (2,057)         43          22

 Net income per share
  Basic  .......................   (.05)        .00         .00
  Diluted ......................   (.05)        .00         .00

 Weighted average shares
   outstanding .................  44,421     29,238      26,799




                                  Fiscal Year Ended June 30

                                    1998       1997        1996
Consolidated Balance Sheet Data:

 Cash and cash equivalents ..      3,193        269         213
 Working capital .............     6,919        107         213
 Total assets ................    16,404      8,221         385
 Long-term obligation ........         0          0           0
 Total shareholders' equity ..     7,821      5,739        3,85


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

    This management's discussion includes forward-looking statements made based on current management expectations. These statements are not guarantees of future performance, and the actual outcomes may differ materially from what is expressed or forecasted. There are many factors that affect the Company's business and its results of operations, including the factors discussed below.

OVERVIEW

   The Company, through its subsidiary Regent Electronics Corp., designs, engineers, develops, provides and markets Internet related electronics products and services to electronics manufactures, commercial cable TV networks, and general individual customers. Using its Internet research and development capabilities, including the TeleWeb broadcasting system, set-top boxes, WonderTV series products, the Company has started its on-line service business.

   The Company has primarily positioned itself as a researcher and developer of cable TV-based Internet access related consumer electronics products, including hardware and software. The Company then licenses its technologies to electronics manufacturers, commercial cable TV networks or contracts to manufacturers for production. While the Company does not maintain manufacturing facilities, it has arrangements with several manufacturers in Taiwan and China for the purpose of production.

   The Company's products include the TeleWeb System and WonderTV series products. The TeleWeb system is a WWW broadcasting system that sends Internet contents and selected commercial information through the existing cable TV network subscribers. Based on the technology of the TeleWeb system, the Company has developed WonderTV series products: WonderTV A6000, A6060, A8000, and A9000. From the Company's TeleWeb system and its WonderTV terminals, subscribers can download desirable information to the hard disk of WonderTV according to the monitored data attributes of the user selection. Information is updated in real time and can be stored on the hard disk for later use. The Company offers a variety of related services, such as pay-per-view, real time stock trading, on-line shopping and commercial advertisement.

   In 1998, the Company has started its on-line service business that (a) provide retail services over the Internet to Chinese customers for purchasing a variety of merchandises, and (b) offer information and electronic commerce services. The information and services provided by the Company includes breaking financial news, real-time stock quotes, corporate information as well as consumer entertainment information. The information may be derived either directly from the Internet or from the Company's own sources, which are collected by the Company from individuals, companies, communities, or other organizations who intend to broadcast their information via TeleWeb system. The Company's electronic commerce services consist of advertising sales and initiating business transactions over the Internet, such as home shopping, online stock trading and online utility bill payments. The Company believes that its targeted market of consumers represents an attractive and rapidly growing segment of the Web commerce industry.

FISCAL YEARS ENDED JUNE 30, 1998 AND 1997

Results Of Operations

REVENUES     During the fiscal 1998, the Company generated its revenue
primarily from (1) licensing the rights to its software products to business customers; (2) resale of chipsets; and (3) sales from its textile and apparel business. The Company's revenues increased to $12.8 million in fiscal 1998 from $409,991 in fiscal 1997. This increase was because (1) the Company generated its revenue mainly through its subsidiaries. The Company's two subsidiaries were not operational until March - April 1997. The Company had little operating revenue in fiscal 1997, except $398,805 of gain on sale of investment; and (2) starting from the fiscal 1998, the Company's product development and marketing strategy fit the market trend, the Company's revenue has increased.

Two Company's products, TeleWeb broadcasting systems and WonderTVs, are marketed to electronics manufactures and commercial cable TV networks. In order to manufacture the Company's products, the manufactures must obtain the dedicated chipsets and the accompanying software. Therefore, the Company sells the chipsets to those companies that assemble and market WonderTV set-top boxes (the chipsets consist of the following chips: GXM 233, 5520&97317, XC9538-VQ44, AD1819 AC-97, CYBERPRO 2010, BootPROM, and
MD2200-8D). For the year ended June 30, 1998, the Company's revenue from resale of chipsets was $6.16 million, about 48% of the Company's total revenue.

   For the fiscal 1998, the Company has loyalty revenue of 1.8 million, about 14% of the Company's total revenue, which was derived from licensing out its software to manufactures and cable TV networks. The Company is expected to continue to receive loyalty payments as long as it continues to market its WonderTVs and TeleWeb System.

   The Company's revenue from its textile and apparel business, for the year ended June 30, 1998, was $4.84 million, approximately 38% of the Company's total revenue. For the fiscal 1998, the Company's textile and apparel business generated $90,191 of net income (see Financial Statement Notes 13 for more information).

SELLING, GENERAL AND ADMINISTRATIVE     General and administrative expenses
increased to $2.83 million in fiscal 1998 from $221,074 in fiscal year ended June 30, 1997. The primary reason for the increase was due to the fact that the Company has not fully operated until April 1997. Accordingly, the Company's expenses on office rent, selling, travel, consulting, legal and accounting expenses significantly increased in fiscal 1998.

RESEARCH AND DEVELOPMENT     For the year ended June 30, 1998, the Company
spent $4.37 million in research and development, approximately 60% of the Company's total operating expenses, compared with $103,870, about 32% of the total operating expenses in 1997. The significant increase in research and development expenses was primarily a result of developing the TeleWeb broadcasting system and setting up online merchandise retail and electronic commerce services. The Company's software development costs are recorded in accordance with Statement of Financial Accounting Standards No. 86. To date, the Company has expensed all of its internal software development.

OPERATING LOSS     As a result of the factors discussed above, the Company's
operating income decreased from $43,390 in fiscal 1997 to $2.06 million of net loss in fiscal 1998. For the year ended June 30, 1998, the Company has net loss of $.05 per diluted share.

INCOME TAXES     The Company's losses for fiscal 1998 may be utilized as an offset against future earnings, although there is no assurance that future operations will produce taxable earnings.

LIQUIDITY AND CAPITAL RESOURCES

   The Company ended the fiscal 1998 with a cash and cash equivalents position of approximately $3.2 million, compared to $268,679 in fiscal 1997.

   Since January 1997, the Company has financed its operations and expenditures primarily through the sale of capital stock. On February 8, 1998, Hambrecht & Quist Asia Pacific Ltd. and its affiliate Asia Pacific Growth Fund II, L.P. (collectively "H&Q") invested $6 million to acquire 1,500,000 shares of Preferred Stock of Regent Electronics Corp. H&Q's cquisition represented approximately 5.45% of Regent's equity interest. Pursuant to the agreement, subject to certain conditions, the Regent shares held by H&Q may be converted into Common Shares of the Company after January 1, 2000.

   During the period of June 30, 1997 through June 30, 1998, the Company sold 536,000 shares of the Common Stock to eleven accredited investors for an aggregate consideration of $2,072,000.

   As of June 30, 1998, the Company had working capital of $6.92 million
(an increase of $6.8 million from $106,924 as of June 30, 1997). During the Fiscal 1998, operating activities provided $766,302 of net cash, investing activities used $ 113,854 of net cash for equipment purchases, and financing activities provided $2.27 million of net cash, primarily from the Company's private placements. Approximately 60% of net cash used in 1998 were spent on the Company's research and development activities.

   The Company has no material commitments for capital expenditures to date. The Company believes that the anticipated funds from operations and the existing cash and cash equivalents will be sufficient to meet its cash requirements for at least the next twelve months. Although the Company's operating activities may generate cash to cover its operating costs, the Company's continuing operating and investing activities may require the Company to obtain additional sources of financing. There can be no assurance that any necessary additional financing will be available to the Company on commercially reasonable terms, if at all.

   The Company has trade credits available from many corporations with credit line up to $50,000, net 30 days. The Company may raise its capital in the future either from the secondary offerings or from private placements.

   In fiscal 1999, the Company, through its subsidiary Regent Electronics Corp., will actively look for business opportunities in China and its bordering countries to manufacture and market its TeleWeb broadcasting system and WonderTV series products. The Company has been contacting several big TV manufacturers in China seeking a contractor for such purpose. The Company is confident in its market potential based on the continuation of economic growth and the increasing demand for Internet access and multimedia entertainment in China. It is part of the Company's business strategy to use the revenues generated from sales of the TeleWeb system and WonderTV series products to finance the Company's research and development activities in its new generation of products for multimedia home entertainment.

   Some international companies with capability of producing similar products are also trying to enter into the China's multimedia entertainment market.
To improve its competitiveness, the Company focuses on products that are accustomed to China's cultural tradition and the Company will persist in its aggressive drive to reduce business cost. While subject to many variables, the Company anticipates revenue increases in the coming fiscal year. At the same time, the Company will continue to raise capital necessary for its expansionary operations and research and development activities.

FISCAL QUARTERS ENDED SEPTEMBER 30, 1998 AND 1997

Results Of Operations

NET REVENUES    For the quarter ended September 30, 1998, sales from the
Company's continuing operations increased to $2.42 million from zero for the quarter ended September 30,1997. The increase in sales was due primarily to the sale of chipsets. During this quarter, the Company deposed of its textile and apparel subsidiary, LPF International Corp. The Company has not generated revenue from its discontinuing operations for this quarter, except $100,000 gain of disposal of LPF operation.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES    Selling, general and
administrative expenses consist primarily of general and administrative expenses, such as travel, selling, communications, employee benefits, management, administrative and office rents. For the quarter ended
September 30, 1998, selling, general and administrative expenses increased 63%, about $272,000, to $707,000 from the corresponding period in 1997.
This increase was primarily, about 85%, due to the higher salary expenses and higher consulting fee expenses.

RESEARCH AND DEVELOPMENT      For the quarter ended September 30, 1998, the
Company had R&D expenses of $565,800, compared with $918,000 for the quarter ended September 30, 1997. The decrease in research and development expenses was primarily because of (1) less R&D related consulting fee expenses; and
(2) major R&D expenses has been spent in the previous quarters.

NET INCOME    Because of higher sales and lower R&D expenses, the Company's net loss from continuing operations decreased from $352,000 for the quarter ended September 30, 1997 to $42,100 for the quarter ended September 30, 1998. The Company has not generated income from its discontinuing operations during this fiscal quarter, except $100,000 gain on disposal of its subsidiary. Because of this gain, the Company's net income reached to $50,500 compared to the net loss $330,000 for the corresponding quarter in 1997.

RECENT DEVELOPMENTS

   In order to concentrate on its Internet related electronics products and services, the Company entered into a Stock Purchase Agreement on September 30, 1998 with Clarinet Overseas Ltd. Under the Agreement, the Company sold all of its ownership in LPF and Richtime, including all assets and liabilities, to Clarinet Overseas Ltd. for an aggregation consideration of $2,500,000 in cash. See "Item 6. Exhibits and Reports on Form 8-K".

LIQUIDITY AND CAPITAL RESOURCES

   The Company ended this fiscal quarter with a cash position of approximately $2.62 million.

   During the quarter ended September 30, 1998, the Company used approximately $1.43 million of cash for operations. The Company's accounts payable decreased by more than $1 million during the quarter, and accounts receivable was increased by $1.82 million during this quarter because of new sales and delay in customer payments.

   As of September 30, 1998, the Company's working capital was approximately $8.70 million as compared to $6.9 million on June 30, 1998. The higher working capital at September 30, 1998 as compared to June 30, 1998 was primarily the result of higher accounts receivable and lower accounts payable. For the quarter ended September 30, 1998, the Company generated $675,000 of cash from financing activities in this quarter by issuing 90,000 shares of the Company's common stock in private placements, and generated $176,000 cash from disposal of its discontinuing operation. As of September 30, 1998 the Company had 47,499,306 shares of Common Stock with par value $.001 per share and 4,300 shares of Series A Preferred Stock issued and outstanding.

   The Company has no material commitments for capital expenditures to date. The Company believes that the anticipated funds from operations and the existing cash and cash equivalents will be sufficient to meet its cash requirements for at least the next twelve months. Although the Company's operating activities may generate cash to cover its operating costs, the Company's continuing operating and investing activities may require the Company to obtain additional sources of financing. There can be no assurance that any necessary additional financing will be available to the Company on commercially reasonable terms, if at all.

   The Company has trade credits available from many corporations with credit line up to $50,000, net 30 days. The Company may raise its capital in the future either from the secondary offerings or from private placements.

FACTORS THAT MAY AFFECT FUTURE RESULTS

   Factors that could cause future results to differ materially these expectations include the following: growth in the multimedia electronics industry; lower than expected customer orders; delays in receipt of orders or cancellation of orders; competitive factors, such as increased competition, new product offerings by competitors and price pressures; the availability of parts and supplies at reasonable prices; changing technologies; changes in product mix; new product development; the timing of the negotiation of new contracts; and the general domestic and international economic conditions.

   In additional to the information contained in this Report, there are other factors that could cause the Company's future results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

   Although the Company has been considering entering retail channels in the future, so far, all of the Company's sales are wholesales. For the year ended June 30, 1998, the Company had three customers with billings in excess of 10% of the Company's total revenue. The Company does not have written agreements with any of its customers that require the purchase of any minimum quantities of products and, therefore, such customers could reduce or curtail their purchases at any time. As a result, a substantial reduction in orders from existing customers would have a material adverse effect on the Company unless the Company is able to attract orders from new customers, of which there can be no assurance.

   The Company's foreign sales are denominated in the U.S. dollars. The Company does not incur any foreign currency risks; however, fluctuations in currency exchange rates could cause the Company's products and services to become relatively more expensive to foreign customers, which may result in a reduction in foreign sales or the profitability of any of such sales.

   Historically, the size and timing of sale transactions have varied substantially from quarter to quarter, and the Company expects such variations to continue into the future. Because a significant portion of the Company's overhead is fixed in the short-term, the Company's results of operations may be adversely affected if revenues fall below the Company's expectation.

   The current Asian economic crisis will have certain impact on the Company's operation and marketing in the future. The Company is mainly concentrating on the Chinese market for its sales of Teleweb Broadcasting Systems and WonderTVs. The Company's operation may be severely affected by the risks of slow economic growth, devaluation of the Chinese currency, and restrictions on transferring foreign currencies. The Company has decided to expand its market presence, and market its products in the U.S. and European markets.

YEAR 2000

   The Company recognizes the need to ensure that its operations will not be adversely impacted by "Year 2000" issue, which has arisen because many existing computer programs and chip-based embedded technology systems may recognize a date using "00" as the year 1900 rather than year 2000. This could result in a system failure or miscalculations which may cause disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

   The Company has assembled a team of internal staff to oversee the matter and is underway in completing its Year 2000 assessment. Internally, the Company has upgraded its business system to address the Year 2000 issue. Externally, the Company has surveyed and will continue to survey its suppliers, financial institutions, and other organizations to ensure that those parties have appropriate plans to be "Year 2000 Compliant." Costs incurred to date and estimated costs to complete the Company's Year 2000 compliance efforts are not expected to be material.

   The Company has substantially completed many procedures to test and replace existing computer systems. Additionally, the Company continues to assess and test newly engaged suppliers and their products for Year 2000 compliance as part of the Company's normal business operations. The Company will continue to monitor its Year 2000 Compliance program, address any material issues, and develop contingency plan as it deems appropriate.

   The failure to identify or correct a material Year 2000 problem could result in an interruption in, or a failure of, certain business activities or operations such as the Company's ability to service its customers. Such failures could materially and adversely affect the Company's results of operations, liquidity, and financial condition. The Company's Year 2000 assessment process is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material suppliers and customers.


ITEM 3.            PROPERITIES

   The Company's corporate headquarters, including Regent's offices and R&D facility, is located at 200 Centennial Avenue, Piscataway, New Jersey and consist of approximately 9,400 square feet under a lease that expires in June 4, 2002. The Company believes that its existing facilities are adequate to meet its requirements for the near term and that additional space will be available on commercially reasonable terms if needed.

   The following table summarizes the lease agreements held by the Company and its subsidiaries relating to offices and other facilities:

Location           Lease Term     Commence Date     Expiration Date

Piscataway          5 years       June 5, 1997      June 4, 2002
New Jersey

Middlesex           Annual        June 5, 1998      Renewable
New Jersey         Renewable

   Overseas, Regent maintains a technical support and sales office space in Shanghai, China.


ITEM  4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIALOWNERS AND MANAGEMENT

   The following table sets forth certain information known by the Company regarding the beneficial ownership of the Company's Common Stock as of December 31, 1998, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock;
(ii) each of the Company's officers and directors, and (iii) directors and officers of the Company as a group.

FIVE PERCENT (5%) SHAREHOLDERS

                              NO. OF SHARES
                              BENEFICIALLY          PERCENT
NAME OF BENEFICIAL OWNER          OWNED             OF CLASS

Lotus International
Holdings Corp.                  8,286,670             14.6%
308 East Bay Street
Nassau, Bahamas

Yao Investment Corp.            8,000,000             14.1%
308 East Bay Street
Nassau, Bahamas

Rightiming Electronics Corp.    6,000,000             10.6%
P.O. Box 186
Piscataweay, NJ 08855-0186

Evolving Investments Ltd.       3,100,000              5.5%
3706 Cricket Circle
Edison, NJ 08820

   The percentages indicated are based on the Company's outstanding Stock Options and Warrants exercisable as of December 31, 1998 and 47,499,304 shares of Common Stock issued and outstanding as of December 31, 1998.

   As of December 31, 1998, there were 47,499,304 shares of the Company's Common Stock and 4,300 shares of Series A Preferred Stock issued and outstanding. Each share of Common Stock is entitled to one vote per share.

   All issued and outstanding 4,300 shares of Preferred Class A Stock of the Company is owned by Lotus International Holdings Corp.

   None of the Company's officers and directors own shares individually, except stock options. See Item 6. "Executive Compensation".

   James Yao, President & Chairman of the Company and James Liu, Vice President of the Company, are two majority shareholders of Lotus
International Holdings Corp., and both of them serves on the Board of that entity.

   James Yao owns Yao Investment Corp., Rightiming Electronics Corp. is mainly owned by Robert Wang and John Wang, Sunman Lee owns Evolving Investments Ltd.

   In addition to the shares of Common Stock and Series A Preferred Stock issued and outstanding, the Company also issued 1,090,000 shares of Stock Option in May 1997 to certain Directors and officers of the Company as part of their compensation. All options are exercisable at $6.00 per share and will be expired in May 2002.

   The following table sets forth the certain information known to the Company with respect to beneficial ownership of the Company's Common Stock Option as of December 31, 1998. A total of 1,090,000 shares of Common Stock Options were issued and outstanding as of December 31, 1998.


BENEFICIAL OWNERS                 NO. OF SHARES

James Yao
 Chairman & President                   180,000

David Leung
 Vice President & Director              500,000

James Liu
 Vice President & Director              180,000

Jeremy Wang
  Director                              180,000

Cheng Wang
  former Director                        50,000

All directors and executive
officers as a group                   1,090,000

   In May 1997, the Company issued 8,000,000 shares of redeemable Common Stock Warrants to Evolving Investments Limited. Each share of the warrants entitles the holder to purchase a share of the Company's Common Stock at $3.00 per share, void after May 5, 2002.

   There are no arrangements including pledges by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.


Item 5.                 DIRECTORS AND EXECUTIVE OFFICERS

   The Company's directors, executive officers and their respective ages and positions as of December 31, 1998 are as follows:

Name                Age        Date Appointed         Position

James Yao (2)        44       January 1997    Chairman, President & Director
David Leung          53       January 1997    Vice President & Director
James Liu            43       January 1997    Vice President & Director
Jeremy Wang(1) (2)   43       May 1997        Director
Simon Gu (1)         43       September 1997  Director
Gary Huang (1)       43       January 1997   Chief Financial Officer,Secretary
                                              & Director
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee

   The following are biographies of the Company's executive officers and directors for the recent years.

   JAMES YAO joined the Company as President and a Director in January 1997 and was elected Chairman of the Board of Directors. He has over 15 years of business experience in multinational companies as well as new ventures in textile and apparel industry, most recently with Yao Investment Corp. and Lotus International Holdings Corp., where he served as Chairman. Mr. Yao graduated from Miya Gawa University in Tokyo, Japan.

   DAVID LEUNG joined the Company as Vice President in January 1997. Prior to joining the Company, Mr. Leung served as General Manager of Shenzhen New Technology Development Co., Ltd. in Shenzhen, China. He is a director of Lotus International Holdings Corp. He was employed as a research fellow with Electronics Research Institute in Guangzhou, China under Academia Sinica from 1984 to 1992. Mr. Leung had a BS from Beijing Institute of Technology.

   JAMES LIU has been a director and Vice President of the Company since January 1997. Prior to his joining the Company, Mr. Liu served as President of JBL International Inc., an apparel agent in New York, NY, that contracts apparel orders and transfers finished goods between wholesalers and apparel manufacturers. He is a director of Lotus International Holdings Corp. From 1983 to 1990, he was a manager in charge of international trade in Jiangsu Provincial Government of the People's Republic of China. He graduated with a BA degree from Nanjing University, China.

   JEREMY WANG was elected Director in March 1997. In the past ten years, he worked at AT&T Bell Laboratories and Merck & Co. He held various responsibilities in system engineering, development and product management in the telecommunications industry. Mr. Wang had an MS in Chemical Engineering from University of Virginia, and a MS in Computer Science from New Jersey Institute of Technology.

   SIMON GU has been a director since September 1997. Mr. Gu has more than twelve years of experience in electronics and computer industries, and has been a senior computer engineer at AT&T since 1990. He held several senior technology positions at US Army Armament Research, Development and Engineering Center and Information Department of Town & County International, Inc. from 1987 to 1990. Mr. Gu holds a Master of Sciences in computer sciences from Polytechnic University of New York and a BS in computer sciences at Kean College of New Jersey.

   GARY HUANG has been Treasurer and Secretary of the Company since January 1997 and Chief Financial Officer since July 1998. Prior to joining the Company, Mr. Huang served as Senior Accountant / Financial Analyst at Rightiming Electronics Corp. with responsibilities in accounting, financial reporting and treasury functions. He holds an MBA in finance from University of New Haven and an MA in Economics from Yale University.

   All directors hold office for their elected term or until their successors are duly elected and qualified. Should a director be disqualified or unable to serve as a director, the vacancy so arising may be filled by the Board of Directors for the unexpired portion of his term. All officers serve at the discretion of the Board of Directors. There are no family relationships among the members of the Board of Directors or any executive officers of the Company.

COMMITTEES AND BOARD COMPENSATION

   The Board of Directors conducts its business through meetings of the Board of Directors and through its committees. In accordance with the By-laws of the Company, the Board of Directors has established an Audit Committee and a Compensation Committee.

AUDIT COMMITTEE

   The Audit Committee acts on behalf of the Board of Directors with respect to the Company's financial statements, record-keeping, auditing practices and matters relating to the Company's independent public accountants, including recommending to the Board of Directors the firm to be engaged as its independent public accountants for the next fiscal year; reviewing with the Company's independent public accountants the scope and results of the audit and any related management letter; consulting with the independent public accountants and management with regard to the Company's accounting methods and adequacy of its internal accounting controls; approving the professional services rendered by the independent public accountants; and reviewing the independence of the independent public accountants. The Audit Committee consists of Messrs. Jeremy Wang, Simon Gu and Gary Huang.

COMPENSATION COMMITTEE

   The Compensation Committee reviews and makes recommendations to the Board of Directors the appropriate compensation of directors and executive officers of the Company. The Compensation Committee consists of Messrs. James Yao and Jeremy Wang.

DIRECTORS' COMPENSATION

   Directors are not paid a fee for attending Board of Directors or committee meetings, but are reimbursed for their travel expenses to and from the meetings.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

   None of the officers or directors has been involved in any material legal proceedings that occurred within the last five years of any type as described in Section 401(f) or Regulation S-K.


ITEM  6.              EXECUTIVE COMPENSATION

   The following Summary Compensation Table (1): Annual Compensation, and Table (2): Long Term Compensation set forth information concerning the total compensation of the Company's executive officers for services rendered in all capacities to the Company for the last three fiscal years.


Summary Compensation Table (1):       Annual Compensation

Names and Principle                                          Other Annual
   Position                Year      Salary($)    Bonus($)   Compensation

James Yao                  1998       $68,000        0           0
President & Chairman       1997        18,000        0           0
                           1996             0        0           0

James Liu                  1998        68,000        0           0
Vice President             1997             0        0           0
                           1996             0        0           0

David Leung                1998             0        0           0
Vice President             1997             0        0           0
                           1996             0        0           0

Gary Huang                 1998         34,337       0           0
Chief Financial Officer    1997         10,666       0           0
                           1996              0       0           0


-------------------------------------------------


Summary Compensation Table (2):    Long Term Compensation

                                  Restricted    Securities
Names and Principle                 Stock       Underlying     All Other
  Position             Year         Award       Options/SAR   Compensation

James Yao              1998           0             0              0
President & Chairman   1997           0          180,000           0
                       1996           0             0              0

James Liu              1998           0             0              0
Vice President         1997           0          180,000           0
                       1996           0             0              0

David Leung            1998           0             0              0
Vice President         1997           0           500,000          0
                       1996           0             0              0

Gary Huang             1998           0             0              0
Chief Financial Officer1997           0             0              0
                       1996           0             0              0


   Each of the options issued above is currently exercisable at an exercise price of $6.00 per share and shall be expired on May 15 and May 30, 2002. As of December 31, 1998, no stock options have been exercised.

   There are no reportable transactions between Lotus Pacific, Inc. and Lotus International Holdings Corp., Yao Investment Corp., Rightiming Electronics Corp., Evolving Investments Ltd. other than disclosure as shareholders.


ITEM 7.      CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

   On December 2, 1997, Lotus International Holdings Corp., a shareholder of the Company, disposed of the Company's Common Stock shares to its shareholders, affiliate companies and related parties. From this transaction, Yao Investment Corp. received 8 million shares of Common Stock of the Company. James Yao, President & Chairman of the Company, also owns Yao Investment Corp.


ITEM 8.      LEGAL PROCEEDINGS

   In July 1997, Gateway 2000 claimed that it "owns all Amiga patents, copyrights and trademarks worldwide." No documentation in support of Gateway's claim has been produced. After Gateway's claim, the Company has its attorney contacted with Gateway and showed Gateway the pertinent document that proves the company's ownership of the exclusive rights to all Amiga patents, copyrights and trademarks for registration and use in the People's Republic of China, Taiwan, Hong Kong, Macao, and the Asian bordering countries between the People's Republic of China and the former Soviet Union. After the Company's interactions with Gateway, to the best knowledge of the Company to date, Gateway 2000 has not taken, nor has it threatened to take, any further action with respect to its claim. Gateway did not mention this issue in its 10K filings with the SEC.


ITEM 9. MARKET PRICE AND DIVIDEND ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

   The Company's Common Stock, par value $0.001, has been traded on the OTC Electronic Bulletin Board under the symbol "LPFC" since December 1, 1994, and there are currently nine (9) market makers for the stock of the Company.

   The following table sets forth the high and low closing prices of the Company's Common Stock as reported on the OTC Bulletin Board from January 1997 through December 31, 1998. These price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

       Quarte Ended               High                Low

           1997
       March 31, 1997             $2.50              $0.13
       June 30, 1997              $4.50              $1.50
       September 30, 1997         $7.00              $2.38
       December 31, 1997          $7.13              $4.87

          1998
       March 31, 1998             $7.50              $5.50
       June 30, 1998             $10.50              $5.88
       September 30, 1998        $11.50              $8.50
       December 31, 1998         $10.31              $7.38


NUMBER OF REGISTERED HOLDERS

   The number of registered holders of the Company's Common Stock as of December 31, 1998 was 533, and the Company believes that there are a greate number of beneficial owners of shares of its Common Stock.

DIVIDENDS

   To date, the Company has not declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business, and no cash dividend are expected to be paid on the Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenue and cash flow needed to declare cash dividends in the foreseeable future.


ITEM 10        RECENT SALES OF UNREGISTERED SECURITIES

   The transactions set forth below were deemed exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 4(2) of the Securities Act. In connection with each of these transactions, the shares were sold to a limited number of institutional and accredited individual investors as defined by Item 501 of Regulation D of the Securities and Exchange Commission (the "Commission"). All the investors were provided opportunities to get access to all relevant information regarding the Company and they were represented to the Company that they were "sophisticated" investors. They were also represented to the Company that the shares they purchased were for investment purposes only and not with the view of the distribution thereof. Restrictive legends were placed on all the stock certificates issued.

   On September 18, 1997, the Company issued 6 million shares of its Common Stock to Rightiming Electronics Corp. in exchange for 6 million shares of Regent Electronics Corp., a subsidiary of the Company. The purpose of the share exchange was to gain more control over the subsidiary of the Company.

   On February 8, 1998, the Company entered into a stock subscription agreement with Hambrecht & Quist Asia Pacific Ltd. and its affiliate Asia Pacific Growth Fund II, L.P. (collectively "H&Q"). Under the agreement, H&Q invested $6 million to acquire 1,500,000 shares of Preferred Stock of Regent Electronics Corp., a subsidiary of the Company. H&Q's acquisition represented approximately 5.5% of equity interest of Regent Electronics Corp. Regent also issued Stock Warrants to H&Q for its intention to subscribe $6 million worth of Regent's common stock shares on or before December 31, 2002. Pursuant to the Agreement, the Regent shares held by H&Q may be converted, subject to certain conditions, into the Common Stock shares of the Company on or after January 1, 2000.

   The Company entered into two Commission Agreements with Clarinet Overseas Ltd. on June 8, 1997 and June 1, 1998, respectively. Pursuant to the Agreements, Clarinet introduced eight sophisticated investors for the Company's private placements. These individuals purchased a total of 545,000 shares of the Company's common stock for $2,495,000. As compensation to its service, the Company paid Clarinet $109,200, plus 136,250 shares of the Company's common stock.

   During the period of July 1, 1997 through December 31, 1998, the Company sold 626,000 shares of the Common Stock to eleven accredited investors for an aggregate consideration of $2,747,000.


ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    The authorized capital stock of the Company currently consists of 60,000,000 shares of Common Stock with a par value of $0.001 per share, 100,000 shares of Preferred Stock with a par value of $.001 per share and 4,300 shares of Preferred Class A Stock with a par value of $0.001 per share (the "Preferred Class A Stock"). As of December 31, 1998, there were 47,499,304 shares of Common Stock issued and outstanding and held of record by approximately 533 registered stockholders, and the number of beneficial holders was unknown. There are 4,300 shares of Preferred Class A stock issued and outstanding. As of December 31, 1998, there were a total of 11,340,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and warrants. See "Item 4. Security Ownership of Certain Beneficial Owners and Management" and "Item 10. Recent Sales of Unregistered Securities".

   The Company's Common Stock with a par value $.001 is currently traded on the OTC Bulletin Board under the symbol "LPFC". The following descriptions of capital stock are qualified in all respects by reference to the Company's By-laws.

COMMON STOCK

   The holders of Common Stock are entitled to one vote per share for the selection of directors and all other purposes and don not have cumulative voting rights. As for the election of directors, this means that the holders of a majority of shares can elect all members of the Board of Directors. Except as otherwise required by applicable Delaware law, a majority vote is sufficient for any action that requires the vote or concurrence of stockholders, except that a plurality vote is sufficient to elect directors. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, and in the event of the liquidation by the Company, to receive pro-rata, all assets remaining after payment of debts and expenses and liquidation of the preferred stock. See "Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters - Dividend Policy".

   The holders of Common Stock do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the net assets of the Company remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. All shares of Common Stock now outstanding are fully paid and non-assessable.

PREFERRED STOCK

   The Company has 100,000 shares of Preferred Stock with a par value of $.001 per share authorized, and no shares has been issued and outstanding. Holders of Preferred Stock are entitled to receive dividends when, if any, declared by the Board of Directors from funds legally available therefor. The Preferred Stock shares are not redeemable, and the holders of Preferred Stock do not have the rights to vote.

PREFERRED CLASS A STOCK

   The Company has 4,300 shares of Preferred Class A Stock with a par value of $0.001 authorized, and 4,300 shares have been issued and outstanding. Holders of Series A Preferred Stock are entitled to receive dividends when, if any, declared by the Board of Directors from funds legally available therefor. The holders of Preferred Class A Stock do not have the rights to vote, but they are entitled to receive $10.00 per share upon the liquidation of the Company. The holders of Preferred Class A Stock may at their option exchange preferred shares for common stock of the Company at a predetermined ratio, which will be determined by Board of Directors from time to time. The Preferred Class A Stock shares are not redeemable.

WARRANTS

   The Company currently has an outstanding 8,000,000 shares of Warrants to purchase Common Stock. The above-mentioned Warrants were issued to the investor purchasing shares of Common Stock in equity financing closed effective May 5, 1997. Each share of Warrants entitled the holder thereof to purchase, at any time until May 5, 2002, one share of Common Stock at an exercise price of $3.00 per share, subject to adjustment.

   The Warrants may be exercised in whole or part upon surrender of the Certificate therefor on or prior to the expiration dates at the officers of the Company with the Exercise Form attached to the certificate duly completed and executed, accompanied by payment (in the form of cash or certified or bank cashier's check payable to the order of the Company) of the full exercise price. The registered owner of a Warrant will not possess any rights as a stockholder of the Company unless and until the Warrant is exercised. Upon the expiration date of the Warrants, they will no longer be exercisable for shares of Common Stock and will not have any value.

STOCK OPTIONS

   A total of 1,090,000 shares of Stock Purchase Options have been issued to certain executive officers and directors as part of their compensation in May 1997. Each share of Options entitled the holder thereof to purchase, at any time until May 15 and May 30, 2002, one share of Common Stock at an exercise price of $6.00 per share, subject to adjustment.

   In February 1998, Hambrecht & Quist Asia Pacific Limited ("H&Q AP), an investment bank specializing in high-tech companies, and Asia Pacific Growth Fund II, L.P. ("APGF"), a fund controlled by H&Q AP (collectively "H&Q), invested $6 million to Regent Electronics Corp., a subsidiary of the Company, for acquiring 1.5 million shares of Regent's Preferred Stock. The stock shares acquired by H&Q represented approximately 5.5% of Regent's equity. Regent also issued Stock Warrants to H&Q for its intention to subscribe
$6 million worth of Regent's common stock shares on or before December 31, 2002. Pursuant to the Share Exchange Agreement among the Company, H&Q and Regent, the Company granted H&Q the irrevocable right to exchange, under certain circumstances and subject to certain conditions, any or all of the shares that H&Q subscribed from Regent for Common Stock shares of the Company ("Lotus Shares") on the basis of one (1) Regent share for one and one-half (1.5) Lotus shares. The stock option held by H&Q become exercisable on or after January 1, 2000.

   The Options may be exercised in whole or part upon surrender of the Certificate therefor on or prior to the expiration dates at the officers of the Company with the Exercise Form attached to the certificate duly completed and executed, accompanied by payment (in the form of cash or certified or bank cashier's check payable to the order of the Company) of the full exercise price. The registered owner of an Option will not possess any rights as a stockholder of the Company unless and until the Option is exercised. Upon the expiration date of the Options, they will no longer be exercisable for shares of Common Stock and will not have any value.


TRANSFER AGENT

   The Company's transfer agent and registrar is Colonial Stock Transfer Co., 455 E. 400 South, Salt Lake City, Utah 84111.


ITEM  12.INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Company's Bylaws provide that the Company shall indemnify any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the Board of Directors of the Company may serve or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which they, or any of them, are made parties, or a party , or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the Company, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by-law, amendment, vote of stockholders or otherwise.

LIMITATION OF LIABILITY

   The Bylaws of the Company provides that no director shall be personally liable to the Company or any shareholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable by reasons that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the Company or its shareholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law.

   This provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders. However, this provision, together with the provision described above that requires the Company to indemnify its officers and directors against certain liabilities, is intended to enable the Company to attract qualified persons to serve as directors who might otherwise be reluctant to do so.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

   See ITEM 15 (a) for an index to the audited consolidated financial statements and supplementary financial information that are attached hereto.


ITEM 14.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCING DISCLOSURE

   The Company appointed the accounting firm of Schiffman, Hughes & Brown to serve as the independent auditors of its year-end financial statements starting from its fiscal year of 1995. To the best knowledge of the current management, the Company did not use an auditor for its fiscal year prior to 1995 and therefore had no auditors.

   The Company has no disagreement with accounting and financial disclosure.


ITEM   15.FINANCIAL STATEMENTS AND EXHIBITS

  1.  Financial Statements:

      The following is a list of each financial statement filed as a part of this Registration Statement:

      1)  Report of Schiffman Hughes Brown, Independent Auditors

      2)  Audited Consolidated Balance Sheet as June 30, 1998, 1997 and 1996

      3) Audited Consolidated Statements of Operations - for the Fiscal Years ended June 30, 1998, 1997 and 1996

      4) Audited Consolidated Statements of Shareholders' Equity - for the Fiscal Years Ended June 30, 1998, 1997 and 1996

      5) Consolidated Statements of Cash Flows - for the Fiscal Years Ended June 30, 1998, 1997 and 1996

      6)  Notes to the Audited Consolidated Financial Statements

      7) Condensed Consolidated Balance Sheets as of September 30, 1998 (Unauduited) and June 30, 1998 (audited)

      8) Condensed Consolidated Statements of Operations (Unaudited) for the Quarter ended September 30, 1998 and September 30, 1997

      9) Condensed Consolidated Statements of Cash Flows (Unaudited) for the Quarter ended September 30, 1998 and September 30, 1997

     10)  Notes to Condensed Consolidated Financial Statements


 2.  Financial Statement Schedules.


 3. Exhibits

    3.1*    Certificate of Incorporation of the Registrant, as amended

    3.2*    Bylaws of the Registrant, as amended

    10.1** Stock Subscription Agreement, dated as of March 18, 1997, between Evernew International Limited and Lotus Pacific, Inc.

    10.2** Stock Subscription Agreement, dated as of May 5, 1997, between Evolving Investments Ltd. and Lotus Pacific, Inc.

    10.3** Warrant Purchase Agreement, dated as of May 5, 1997, between Evolving Investments Ltd. and Lotus Pacific, Inc.

    10.4** Stock Exchange Agreement, dated as of September 18, 1997, between Rightiming Electronics Corp. and Lotus Pacific, Inc.

    10.5** Stock Subscription Agreement, dated as of December 31, 1997, between Clarinet Overseas Limited and Lotus Pacific, Inc.

    10.6** Stock Purchase Agreement, dated as of September 30, 1998, between Clarinet Overseas Limited and Lotus Pacific, Inc.

    10.7** Commission Agreement, dated as of June 8, 1997, between Clarinet Overseas Limited and Lotus Pacific, Inc.

    10.8** Commission Agreement, dated as of June 1, 1998, between Clarinet Overseas Limited and Lotus Pacific, Inc.

    27.1 ** Financial Data Schedule, filed herewith

    27.2 ** Financial Data Schedule, filed herewith


      * Incorporated by reference from the Company's Form 10-K filed on October 1, 1998.

      **    Filed herewith






                                      Signatures



   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant had duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date: January 5, 1999
                                       Lotus Pacific, Inc.


                                       /S/  James Yao

                                       James Yao, Chairman & President


   Pursuant to the requirements of the Securities Exchange Act 1934, this report has been signed below by the following persons on behalf of the registrants and in capacities and on the dates indicated.

                            /S/
                            David Leung, Director & Vice President

                            /S/
                            James Liu, Director & Vice President

                            /S/
                            Jeremy Wang, Director

                            /S/
                            Simon Gu, Director

                            /S/
                            Gary Huang, Chief Financial Officer & Secretary





SCHIFFMAN HUGHES BROWN
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTS



                  INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Lotus Pacific, Inc. and Subsidiaries

   We have audited the accompanying balance sheets of Lotus pacific, Inc. and Subsidiaries as of June 30, 1998, 1997 and 1996 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lotus Pacific, Inc. and Subsidiaries as of June 30, 1998, 1997, and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/

Schffman Hughes Brown
Blue Bell, Pennsylvania
September 4, 1998




790 PENLLYN PIKE, SUITE 302, BLUE BELL, PENNSYLVANIA 19422
(215) 646-2000  FAX (215) 646-1937




                     LOTUS PACIFIC, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                        JUNE 30, 1998, 1997 AND 1996

                                  ASSETS

                                          1998             1997
Current Assets:
 Cash                                   $3,193,127        $268,679
 Accounts Receivable                     4,979,759
 Prepaid Expenses                          760,295
 Advances                                                    2,354
  Total current assets                    8,933,181        271,033

Investments (Note 5)                        600,000        600,000

Property and equipments:
 Furniture and office equipment              90,192         90,000
 Equipment                                1,541,231      1,502,120
 Leasehold improvements                      75,612          1,041
                                          1,707,015      1,593,161

Less: accumulated depreciation              348,286         26,623
                                          1,358,729      1,566,538
Other assets:
 Intangible asset, net of accumulated
 amortization of $370,477 and $28,480
 in 1998 and 1997, respectively           5,439,523      5,781,520
 Deposit                                     72,792          1,700
                                          5,512,315      5,783,220

                                        $16,404,225     $8,220,791


                 LIABILITY AND STOCKHOLDERS' EQUITY

Current liabilities:
 Account payable                         $1,755,654        $14,946
 Loan Payable (Note 3)                      120,000
 Salaries Payable                            63,819
 Payroll taxes payable                       32,234         25,771
 Income taxes payable (Note 6)               42,110        123,392
    Total current liabilities             2,013,817        164,109

Minority interest in subsidiary
 (Note 5)                                 6,569,544      2,317,815

Commitments (Note 11)

Stockholders' equity:
 Common stock (Note 8)                       47,387         40,737
 Preferred stock, Series A (Note 8)               4              4
 Common Stock Warrant (Note 8)               80,000
 Additional paid-in capital              10,240,740      6,188,348
 Accumulated deficit                    (2,547,267)      (490,222)
                                          7,820,864      5,738,867

                                        $16,404,225     $8,220,791




  The accompanying notes are an integral part of these financial statements





                     LOTUS PACIFIC, INC. AND SUBSIDIARY
                   CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED JUNE 30, 1998,1997 AND 1996


                                 1998          1997           1996

Sales - Products             $10,998,875       $-0-           $-0-
Cost of Sales                  7,989,318
Gross Profit                   3,009,557


Operating expenses
 Selling, general and
   administrative              2,826,730      221,074       17,934
 Research and development      4,371,990      103,870
                               7,198,720      324,944       17,934

Operating Loss               (4,189,163)    (324,944)     (17,934)

Other income (expenses):
 Interest income                  33,675       11,186       11,008
 Gain on sale of investment                   398,805
 Equity in earnings of
    unconsolidated subsidiary                               29,090
 Royalty Income                1,800,000
                               1,833,675      409,991       40,098

Net income (loss) before income taxes
 and minority interest in income
 of consolidated subsidiaries (2,355,488)       85,047      22,164

Income tax benefit (expenses)
 (Note 6)                         80,714     (123,842)

Minority interest in loss of
 consolidated subsidiaries       217,729       82,185

Net income                  $(2,057,045)      $43,390       22,164

Earnings per share
 Basic                            $(.05)         $.00         $.00
 Diluted                          $(.05)         $.00         $.00

Weighted average shares       44,421,334   29,238,081   26,799,387




  The accompanying notes are an integral part of these financial statements





                 LOTUS PACIFIC, INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE YEARS ENDED IN JUNE 30, 1998, 1997 AND 1996

      Common         Preferred    Common          Additional
      Shares          Shares      Stock             Paid-in
   Outstanding      Outstanding  Warrants   Amount  Capital  Deficit  Total

Balance
 June 30, 1995

 26,347,054           4,300               $26,351 $746,433 $(555,776)$217,008

Issuance of
 common stock

 590,000                                      590  145,715            146,305

Net Income for
 the year Ended
 June 30, 1996
                                                               22,164  22,164
Balance
 June 30, 1996

26,937,054           4,300                $26,941 $892,148 $(533,612)$385,477

Issuance of
 common stock

13,800,00                                  13,800 5,296,200         5,310,000

Net income for
 the year ended
 June 30, 1997

  _______         _______    _______      ______   _______     43,390  43,390

Balance
 June 30, 1997

40,737,054          4,300               40,741  6,188,348 (490,222) 5,738,867

Issuance of
 common stock

536,000                                    536  2,071,464           2,072,000

Issuance of
 Common stock
 For services

113,750                                    114    454,886             455,000

Issuance of
 Common Stock
 For purchase
 Of subsidiary

6,000,000                                6,000  1,526,042           1,532,042

Issuance of Common
 Stock Warrants

                               8,000,000 80,000                       80,000

Net loss for the year
ended June 30, 1998

_______       _______          _______  ______    ____ (2,057,045)(2,057,045)

Balance
June 30, 1998

47,386,804   4,300 8,000,000   $127,391   $10,240,740 $(2,547,267) $7,820,864





The accompanying notes are an integral part of these financial statements





               LOTUS PACIFIC, INC. AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                                  1998        1997       1996
Cash flows from operating activities:
 Net income (loss)                        $(2,057,045)     $43,390    $22,164
 Adjustments to reconcile income (loss) to
 net cash provided by operating activities:
  Depreciation and amortization                663,660      55,103
  Common stock issued for services             455,000
  Gain on sale of investment                             (398,805)
  Equity in earnings of
    unconsolidated subsidiary                                        (29,090)
  Changes in assets and liabilities:
   Increase in accounts receivable         (4,979,759)
   Increase in prepaid expenses              (760,295)
   Increase (decrease) in advances               2,354     (2,354)
   Increase in deposit                        (71,092)     (1,700)
   Increase in accounts payable              1,740,708      14,946    (4,400)
   Increase in payroll taxes payable             6,463      25,771
   Increase in salaries payable                 63,819
   Increase (decrease) in
    income tax payable                        (81,282)     123,392
   Increase in minority interest
    in subsidiary                            5,783,771   2,317,815
Net cash provided by (used
    in) operating activities                   766,302   2,177,558   (11,326)

Cash flows from investing activities:
 Purchase of property and equipment          (113,854) (1,593,161)
 Purchase of intangible asset                          (5,810,000)
 Proceeds from sale of investment                          571,200
 Acquisition of investment                               (600,000)
Net cash used in investing activities        (113,854) (7,431,961)

Cash flows from financing activities:
 Issuance of common stock                    2,072,000   5,310,000      3,000
 Issuance of common stock warrants              80,000
 Increase in loans payable                     120,000
Net cash provided by
    financing activities                     2,272,000   5,310,000      3,000

Net cash increase (decrease) in cash         2,924,448      55,597    (8,326)

Cash, beginning                                268,679     213,082    221,408

Cash, ending                                $3,193,127    $268,679   $213,082

Supplemental disclosure of cash flow information:
 Cash paid for taxes                              $500        $150

Supplemental disclosure of non-cash financing activities:

 Issuance of common stock for services        $455,000                 $3,000
 Issuance of common stock for
   purchase of subsidiary                   $1,532,042


   The accompanying notes are an integral part of these financial statements




                        LOTUS PACIFIC, INC. AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           JUNE 30, 1998, 1997 AND 1996

1.     Description of business:

Lotus Pacific, Inc. (the "Company") is a holding company and its main business is conducted through its two subsidiaries: Regent Electronics Corp. ("Regent") and LPF International Corp. ("LPF").

Regent is a New Jersey based cybetech corporation. Regent generates its income from granting technology patent and licenses to manufactures and from selling products to China or its neighboring countries through a combination of direct sales, under reseal agreement, or through distribution channels, such as governmental authorities and local cable TV stations. The Company owns 87.3% of Regent's equity interest.

LPF International Corp., a newly formed and wholly owned subsidiary of the Company, was incorporated in the State of Delaware in February 1998 and operates in New York City, NY. The formation of this new subsidiary in the United States is part of the Company's business strategy to develop the Company's textile and apparel business worldwide.

In January 1997, the Company set up a wholly owned subsidiary, Richtime
Far East, Ltd. (a Hong Kong corporation operated in Hong Kong). The Company is continuing to investigate business opportunities.

2.Summary of significant accounting policies:

Principle of Consolidation:

The accompanying financial statements include the accounts of Lotus Pacific, Inc.; its 87.3% owned subsidiary, Regent Electronics Corp.; and its wholly
owned subsidiary, LPF International Corp.   The 12.7% non-owned portion of
Regent Electronics Corp. appear as minority interest in subsidiary on the balance sheet in accordance with generally accepted accounting principles. All intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties to be cash or cash equivalents.

Accounts Receivable:

The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at the end of the year. No allowance for doubtful accounts has been provided, since management believes all accounts are collectable.



                     LOTUS PACIFIC, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       JUNE 30, 1998, 1997 AND 1996


Revenue recognition:

The revenue from product sales is recognized at the date of sale; revenue from services rendered is recognized when services have been performed; and revenue from royalty is recognized when the technology (software products) of the Company is delivered. The Company generally allows the sales of products to be returned within 15 business days.

Equipment and Depreciation:

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over their estimated useful lives from 3 to 40 years. Depreciation expense for the years ended June 30, 1998 and 1997 was $321,896 and $26,623, respectively.

Intangible Asset:

Intangible asset consists of the acquisition of patents by the Company in June 1997. The patents are carried at cost and amortized over the useful life of 17 years.

Research and Development:

Research and development costs consist of expenditures incurred by the Company during the course of planned search and investigation aimed at the discovery of new knowledge that will be used to develop and improve its Internet access product. The Company expenses all such research and development costs as they are incurred.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of balance sheet items for financial and income tax reporting. There is no difference between the basis for financial and income reporting.

Investment in Unconsolidated Subsidiary:

The Company recorded its investment in Richtime Far East, Ltd. (a Hong Kong company) at cost.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.




                       LOTUS PACIFIC, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                         JUNE 30, 1998, 1997 AND 1996


Concentration of Credit Risk:

The Company occasionally maintains deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Earnings (loss) Per Share:

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of shares of common stock and the equivalent number of common shares of convertible preferred stock. Diluted earnings (loss) per share reflect the dilutuive effect of stock options and warrants. For the year ended June 30, 1998, the computation of diluted loss per share was antidilutive; therefore, the amounts reported for basic and diluted loss per share were the same.

3.Loans Payable:

Represents money deposited with the Company in June 1998 from a potential investor who has requested their money back. The $120,000 was refunded to them in July 1998.

4.Issuance of Stock:

During the year ended June 30, 1998, the Company issued an aggregate of 6,649,750 shares of its common stock. 536,000 shares of common stock were issued for cash consideration of $2,072,000, 113,750 shares of common stock were issued for consulting services, and 6,000,000 shares of common stock were issued to purchase at book value, $1,532,042, an additional 17% interest in Regent Electronics Corp.

During the year ended June 30, 1997, the Company issued 13,800,000 shares of its common stock for aggregate cash consideration of $5,310,000.

5.Acquisitions and Dispositions:

Shanghai Union Auto Bicycle Co., Ltd.:

On September 25, 1995 the Company exchanged 560,000 shares of its common stock for a seventy percent equity interest in Shanghai Union (Shanghai Union) Auto Bicycle Co., Ltd. in Shanghai, People's Republic of China. At September 25, 1995, Shanghai Union had stockholder's equity of $ 204,721, 70% thereof was $143,305.

On June 28, 1996 the Company exchanged its investment in Shanghai Union for 5% of the outstanding common stock of Rightiming Electronics Corp. (Rightiming). Rightiming was


                  LOTUS PACIFIC, INC. AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                     JUNE 30, 1998, 1997 AND 1996


incorporated on January 4, 1996 to design and manufacture electronic software and other products to be marketed in the Far East. Five percent of Rightiming's stockholder's equity was $268,018 upon the date of acquisition. The Company recorded its investment in Rightiming at the value of its investment in Shanghai Union, on the date of the exchange, $172,395. On May 6, 1997, the Company sold its 5% interest in Rightiming Electronics Corp. for $571,200.

Regent Electronics Corp.:

In April and May 1997, the Company also acquired 70% of the common stock of Regent Electronics corp. for $5,388,000. In September 1997, the Company purchased an additional 17% of the common stock of Regent Electronics Corp. through the issuance of 6,000,000 shares of common stock. Regent Electronics Corp. was incorporated to manufacture electronic Interest access equipment and software to be marketed and sold in the Far East. The accounts of Regent Electronics Corp. are consolidated with the parents (Lotus Pacific, Inc.) accounts.

LPF International Corp.:

In February 1998, the Company acquired 100% of the common stock of LPF International Corp. for $1,300,000. LPF International Corp. was incorporated to be a fashion designer and a broker in the worldwide textile and apparel business. The accounts of LPF International Corp. are consolidated with the parent's (Lotus Pacific, Inc.) accounts.

Richtime Far East, Ltd.:

In April 1997, the Company acquired 100% of the stock of Richtime Far East, Ltd. (a Hong Kong corporation) for monetary consideration of $600,000. The management of Lotus Pacific, Inc. has limited operational input upon the operations of Richtime Far East, Ltd. and carries the investment at cost. Richtime Far East, Ltd. is not consolidated with Lotus Pacific, Inc. in accordance with generally accepted accounting principles.

Pertinent financial information for Richtime Far East, Ltd. is as follows:

                                  1998              1997

Sales                       $5,699,495        $1,990,480
Gross Profit                  $587,095          $213,717
Net Income                    $475,725          $177,742



                  LOTUS PACIFIC, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    JUNE 30, 1998, 1997 AND 1996


6.Income Taxes:

Income taxes for years ended June 30, 1998 and 1997 consisted of the following:

                                  1998               1997
        Current:
          Federal            $(61,917)            $92,120
          State               (18,797)             31,722

                             $(80,714)           $123,842

7.Financial Instrument:

Cash accounts are secured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 1998 and June 30, 1997, the uninsured balance was $2.743,480 and $56,199 respectively.

8. Capital Stock:

Common stock - $.001 par value, 60,000,000 shares authorized, 47,387,644 and 40,737,894 shares issued and outstanding in 1998 and 1997, respectively.

Preferred stock - $.001 par value, 100,000 shares authorized, there is no shares issued and outstanding in 1998 and 1997.

Preferred stock, Series A - $.001 par value, 4,300 shares authorized, 4,300 shares issued and outstanding in 1998 and 1997.

Common stock warrants - 8,000,000 warrants issued and outstanding. Each warrant entitled the holder to purchase one share of the Company's common stock at $3.00 per share. Warrants expire May 5, 2002. As of June 30, 1998, no warrants have been exercised.

9. Significant customers:

For the year ended June 30, 1998, the Company had three customers with billings in excess of 10% of total revenues. These two customers accounted for approximately 70% of total revenues. Of the total revenue, Shanghai Hong Sheng Development Corp. accounted for $4,840,000 (38.7%), Full Chance China Ltd. $2,749,000 (21.4%), and D&T Corp. $1,815,000 (14.2%).



                      LOTUS PACIFIC, INC. AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        JUNE 30, 1998, 1997 AND 1996


10. Stock options:

The Company accounts for stock-based compensation in accordance with ASAS
No. 123, Accounting for Stock-Based Compensation which permits the use of the intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees, and required the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the optional accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under APB Opinion No. 25, under which the Company has recognized no compensation expense.

Had compensation cost for the Company's stock options been determined based on the fair value of the Company's common stock at the dates of awards under the fair value method of SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:


                                       1998               1997

     Net income (loss):
       As reported              $(2,057,045)           $43,390
       Pro forma                 (2,057,045)         (981,210)


     Net income (loss) per common share:
       As reported                    (0.05)               .00
       Pro forma                      (0.05)            (0.03)


Significant assumptions used to calculate the above fair value of the awards are as follows:

   Risk free interest rates of return             6.00%
   Expected option life                           60 months
   Expected dividends                             $ -0-


11.Commitments:

The Company leases its principal facilities of total approximately 9,400 square feet in Piscataway, New Jersey. Under the lease, the Company pays $7,100 per month until expiration of lease in June 2000.

The Company also leases an additional space in Middlesex, NJ. The lease is annually renewable and the monthly rent is $825.


12.Condensed Financial Statements for Regent Electronics Corp. at
  June 30, 1998 and 1997:

                           BALANCE SHEET


                              ASSETS

                                     1998                1997

Current assets                 $7,232,436            $205,035
Property and equipment          1,281,029           1,564,334
Other assets                    5,461,930           5,783,220

                              $13,975,395          $7,552,589


                LIABILITIES AND STOCKHOLDERS' DEFICIT


Current liabilities            $2,134,683             $38,539

Stockholders' deficit:
 Common stock                      26,000              26,000
 Preferred stock                    1,500
 Stock warrants                     1,500
 Additional paid-in capital    13,760,500           7,762,000
 Accumulated deficit          (1,948,788)           (273,950)
                               11,840,712           7,514,050

                              $13,975,395          $7,552,589




                             STATEMENT OF OPERATIONS



Sales                          $6,155,000
Cost of sales                 (3,408,500)
Interest income                    30,535              $2,563
Royalty income                  1,800,000
Operating costs
  and expenses                (6,251,873)           (276,513)

Net Loss                     $(1,674,838)          $(273,950)





                        STATEMENT OF CASH FLOWS

Cash flows used
  in operating activities    $(3,914,716)          $(235,411)

Cash flows used
  in investing activities        (38,083)         (7,347,554)

Cash flows from
  financing activities          6,436,500           7,788,000

Net increase in cash           $2,483,701            $205,035




               LOTUS PACIFIC, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                     JUNE 30, 1998, 1997 AND 1996

13.Condensed Financial Statements for LPF International Corp.
   at June 30, 1998:



                       BALANCE SHEET

                          ASSETS


Current assets                               $1,435,933
Property and equipment                           75,603
Other assets                                     50,617

                                             $1,562,153


           LIABILITIES AND STOCKHOLDERS' DEFICIT


Current liabilities                            $171,962

Stockholders' deficit:
 Common stock                                 1,300,000
 Retained earnings                               90,191
                                              1,390,191

                                             $1,562,153




                 STATEMENT OF OPERATIONS



Sales                                        $4,843,940
Cost of sales                               (4,580,823)
Interest income                                      67
Operating costs and expenses                  (172,993)

Net income                                      $90,191




                STATEMENT OF CASH FLOWS



Cash flows used
  in operating activities                    $(984,919)

Cash flows used
 in investing activities                       (75,603)

Cash flows from
  financing activities                        1,300,000

Net increase in cash                           $239,578





               LOTUS PACIFIC, INC. AND SUBSIDIARY
              CONDENSED CONSOLIDATED BALANCE SHEET
            For the Quarter Ended September 30, 1998
                        (Unaudited)

                             ASSETS

                         September 30, 1998          June 30, 1998
Current Assets
 Cash                            $2,618,594             $3,193,127
 Accounts Receivable              6,800,806              4,979,759
 Prepaid Expenses                     2,874                833,087
 Deposit                             22,175
  Total Currents Assets           9,444,449              8,933,181

Property and Equipment            1,630,353              1,631,403
Leasehold Improvement                 1,041                 75,612
                                  1,631,394              1,707,015

Less: Accu. Depreciation            511,921                348,286

Investments                                                600,000
Intangible Assets, net of
 accumulated amortization
  of $455,686                     5,086,356              5,439,523

Total Assets                     15,650,278             16,404,225


                   LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
 Account Payable                   $663,668              1,755,654
 Loans Payable                                             120,000
 Salaries Payable                    60,489                 63,819
 Payroll Taxes Payable               23,001                 32,234
 Income Taxes Payable                                       42,110
  Total Current Liabilities         747,158              2,013,817

Minority Interest in Equity of
Consolidated Subsidiary           6,136,670              6,569,544

Stockholders' Equity
 Preferred Stock, Class A, $.001 par value,
 4,300 shares authorized; 4,300 shares
 issued and outstanding                   4                      4
Common Stock, $.001 par value, 60 million
 shares authorized,47,499,304 shares
 issued and outstanding              47,499                 47,387
Stock Warrants                       80,000                 80,000
Additional paid-in capital       11,050,628             10,240,740
Accumulated Deficit             (2,411,681)            (2,547,267)
Total Stockholders' Equity        8,766,450              7,820,864
Total Liabilities &
 Stockholders' Equity           $15,650,278            $16,404,225




   The accompanying notes are an integral part of the financial statements




                  LOTUS PACIFIC, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF OPERATIONS
                For the Quarter Ended September 30, 1998
                              (Unaudited)


                                         1998            1997


Net Sales - Products               $2,420,000           $ -0-
Cost of  Sales                      1,198,000
Gross Profit                        1,222,000            - 0-

Operating Expenses
 Selling, general and
   administrative                     707,023         434,746
 Research and development             565,743         917,866
                                    1,272,766       1,352,622

Operating Income (loss)              (50,766)     (1,352,612)

Other Income (Expenses)
 Interest Income                        8,647             467
 Royalty Income                                     1,000,000

Income from continuing operations
 Before income taxes                 (42,119)        (352,145)

Discontinuing operations:
 Income from operation of LPF,            -0-
   net of tax
 Gain of disposal of LPF,
   net of tax                         100,000

Net Income before income taxes
 and minority interest in income
 of consolidated subsidiary            57,881        (352,145)

Income Taxes                             -0-              -0-

Minority Interest of Income
 Consolidated Subsidiaries              7,351        (22,398)

Net Income                             50,530       (329,747)

Earnings Per Share
 Basic                                  $0.00           $0.00
 Diluted                                $0.00           $0.00

Weighted Average Shares            47,477,552      42,785,054




  The accompanying notes are an integral part of the financial statements




                      LOTUS PACIFIC, INC. AND SUBSIDIARY
                           STATEMENT OF CASH FLOWS
                   For the Quarter Ended September 30, 1998
                                 (Unaudited)


                                       Sept. 30, 1998      Sept. 30, 1997

CASH FLOW FROM OPERATING ACTIVITIES
Net Income                                    $50,530         $(329,747)
Adjustments to reconcile net income to
 net cash used in operating activities:
  Depreciation & amortization                 248,572             79,714
  Common stock issued for service             135,000
Changes in assets & liabilities:
 Increase in accounts receivable          (1,821,047)              (471)
 Decrease in Prepaid Expenses                 757,421           (20,995)
 Increase in deposit                           50,617            100,000
 Decrease in accounts payable             (1,008,496)            667,001
 Increase in minority interest                162,249             62,877
                                          (1,475,684)            888,126

Net cash used in operating activities     (1,425,154)            558,379


CASH FLOW FROM INVESTING ACTIVITIES:

Purchase of equipment                                            (2,603)
Sale of equipment                               1,050
Sale of leasehold improvement                  74,571
Gain on sale of investment                    100,000

Net cash provided in investing activities     175,621            (2,603)


CASH FLOW FROM
FINANCING ACTIVITIES:
Issuance of common stock                      675,000            216,000
Issuance of stock warrants                                        80,000

Net cash provided by financing activities     675,000            296,000

Net increase (decrease) in cash             (574,533)            851,776

Cash, beginning                             3,193,127            268,679

Cash, ending                               $2,618,594         $1,120,455


Supplemental disclosure of non-cash financing activities:

Issuance of common stock for service         $135,000




   The accompanying notes are an integral part of the financial statements






                         LOTUS PACIFIC, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 (UNAUDITED)



1.     Description of business:

Lotus Pacific, Inc. (the "Company") is a holding company for Regent Electronics Corp. ("Regent"). The Company, through its subsidiary Regent, designs, engineers, develops, provides and markets the Internet-related electronics products and services to electronics manufactures, commercial cable TV networks, and general individual customers. Regent also generates its income from granting its technology or licenses to electronic manufactures and commercial cable TV networks. The Company owns 87.3% of Regent's equity interest.

In order to concentrate on its Internet related electronics products and services, the Company sold all of its ownership in LPF International Corp. and Richtime Far East Ltd., including all assets and assumption of all liabilities, to Clarinet Overseas Ltd. on September 30, 1998, for an aggregation consideration of $2,500,000 in cash.

LPF International Corp. was set up by the Company to expand its existing textile and apparel business worldwide. Richtime Far East Ltd. ("Richtime"), a Hong Kong-based subsidiary of the Company, was then merged into LPF.

2. Summary of significant accounting policies:

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the year ended June 30, 1998. The accompanying condensed financial statements reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the quarter ended September 30, 1998 are not necessarily indicative of the results to be expected for the full year.

Principle of Consolidation:

The accompanying financial statements include the accounts of Lotus Pacific, Inc. and its 87.3% owned subsidiary, Regent Electronics Corp. The 12.7% on-owned portion of Regent Electronics Corp. appear as minority interest in subsidiary on the balance sheet in accordance with generally accepted accounting principles. All intercompany transactions have been eliminated in consolidation.


                  LOTUS PACIFIC, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SEPTEMBER 30, 1998 (UNAUDITED)

LPF International Corp., a wholly owned subsidiary of the Company, was sold to Clarinet Overseas Ltd. on September 30, 1998. The balance sheet accounts of LPF were not included in the consolidated financial statement, but its income statement accounts were consolidated as discontinued operations.

Accounts Receivable:

The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at the end of this fiscal quarter. No allowance for doubtful accounts has been provided, since management believes all accounts are collectable.

Revenue recognition:

The revenue from product sales is recognized at the date of sale; revenue from services rendered is recognized when services have been performed; and revenue from royalty is recognized when the technology (software products) of the Company is delivered. The Company generally allows the sales of products to be returned within 15 business days.

Research and Development:

Research and development costs consist of expenditures incurred by the Company during the course of planned search and investigation aimed at the discovery of new knowledge that will be used to develop and improve its Internet access product. The Company expenses all such research and development costs as they are incurred.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of balance sheet items for financial and income tax reporting. There is no difference between the basis for financial and income reporting.

For the quarter ended September 30, 1998, no income taxes have been provided since those income taxes liabilities could be offset by the Company's net operating losses (NOLs) incurred in previous years.

Earnings (loss) Per Share:

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of shares of common stock and the equivalent number of common shares of convertible preferred stock. Diluted earnings (loss) per share reflect the dilutuive effect of stock options and warrants.


                  LOTUS PACIFIC, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    SEPTEMBER 30, 1998 (UNAUDITED)


3.Issuance of Stock:

During the quarter ended September 30, 1998, the Company issued an aggregate of 112,500 shares of its common stock. 90,000 shares of common stock were issued for cash consideration of $675,000, 22,500 shares of common stock were issued for consulting services rendered.

4.Discontinued Operations:

On September 30, 1998, the Company sold all of its ownership in LPF International Corp. and Richtime Far East Ltd., including all assets and assumption of all liabilities, to Clarinet Overseas Ltd. Revenues from discontinued operation were $2,500,000, including $100,000 gain on sale of investment.

LPF was originally set up by the Company as a wholly owned subsidiary in February 1998 to be a fashion designer and a broker in the worldwide textile and apparel business.

5.      Capital Stock:

Common stock - $.001 par value, 60,000,000 shares authorized, 47,499,304 shares issued and outstanding as of September 30, 1998.

Preferred stock - $.001 par value, 100,000 shares authorized, no shares issued and outstanding as of September 30, 1998.

Preferred stock, Series A - $.001 par value, 4,300 shares authorized, 4,300 shares issued and outstanding as of September 30, 1998.

Common stock warrants - 8,000,000 warrants issued and outstanding. Each warrant entitled the holder to purchase one share of the Company's common stock at $3.00 per share. Warrants expire May 5, 2002. As of September 30, 1998, no warrants have been exercised.

6. Significant customers:

For the quarter ended September 30, 1998, the Company's continuing operation had two customers with billings in excess of 10% of total revenues. These two customers accounted for approximately 100% of total revenues. Of the total revenue, Shanghai Hong Sheng Development Corp. accounted for $1.74 million (72%), and Lanzhou Sanmao Oindustrial Co. $680,000 (28%).



                  LOTUS PACIFIC, INC. AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SEPTEMBER 30, 1998 (UNAUDITED)


7.    Commitments:

The Company leases its principal facilities of total approximately 9,400 square feet in Piscataway, New Jersey. Under the lease, the Company pays $7,100 per month until expiration of lease in June 2000.

The Company also leases an additional space in Middlesex, NJ. The lease is annually renewable and the monthly rent is $825.


8. Condensed Financial Statements for Regent Electronics Corp.:


                          BALANCE SHEET

                             ASSETS

                                 Sept. 30, 1998         June 30, 1998

Current assets                       $6,268,322            $7,232,436
Property and equipment               1,1188,123             1,281,029
Other assets                          5,086,356             5,461,930

                                    $12,472,801           $13,975,395


                LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities                    $721,257            $2,134,683

Stockholders' equity:
 Common stock                            26,000                26,000
 Preferred stock                          1,500                 1,500
 Stock warrants                           1,500                 1,500
 Additional paid-in capital          13,760,500            13,760,500
 Accumulated deficit                (1,743,998)           (1,948,788)
                                     11,751,544            11,840,712

                                    $12,472,801           $13,975,395




                            STATEMENT OF OPERATIONS
                       For the Quarter ended September 30

                                           1998                  1997

Sales                                $2,420,000
Cost of sales                       (1,198,000)
Interest income                           5,604                  $666
Royalty income                                              1,000,000

Operating costs and expenses        (1,051,699)           (1,290,502)

Net Income (Loss )                     $175,905            $(289,835)





                   LOTUS PACIFIC, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SEPTEMBER 30, 1998 (UNAUDITED)


                         STATEMENT OF CASH FLOWS
                    For the Quarter ended September 30



Cash flows used
 in operating activities           $(1,995,931)          $(3,914,716)

Cash flows used
 in investing activities                                     (38,083)

Cash flows from
 financing activities                 (435,000)             6,436,500

Net increase (decrease) in cash    $(2,430,931)             $2,483,70